                        UNITED STATES
              SECURITES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                         FORM U-9C-3


            QUARTERLY REPORT PURSUANT TO RULE 58


          For the quarter ended September 30, 1997


                   ALLEGHENY ENERGY, INC.
            (Name of registered holding company)


   10435 Downsville Pike, Hagerstown, Maryland 21740-1766
          (Address of principal executive offices)


Inquiries concerning this Form U-9C-3 should be directed to:
                                         Kenneth M. Jones
                                         Allegheny Energy, Inc.
                                         10435 Downsville Pike
                                         Hagerstown, MD  21740-1766
                                         (301) 665-2710

ITEM 1 - ORGANIZATION CHART


      Name                    Energy or                              State             Percentage
  of Reporting                gas-related         Date of              of               of Voting
    Company                    Company          Organization       Organization       Securities Held

Allegheny Energy, Inc.   (1)

AYP Capital, Inc.        (2)

Allegheny Energy         (3)   Energy             July 23,          Delaware              100
Solutions, Inc.                                    1997
     (new)


Nature of Business:

(1) Allegheny Energy, Inc. holds directly all of the outstanding securities in AYP Capital, Inc.

(2) AYP Capital, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.

(3) Allegheny Energy Solutions, Inc. is marketing electric power generation within the scope of the Pennsylvania retail customer choice pilot program. Allegheny Energy Solutions, Inc. also offers products and services, complementing energy sales, to meet the needs of both business and residential customers.




ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS



    Company            Company            Amount
 Contributing         Receiving         Of Capital
    Capital            Capital         Contribution

AYP Capital,    Allegheny Energy          $1,000     100 Shares of
Inc.            Solutions, Inc.                      Common Stock

AYP Capital,    Allegheny Energy          $4,321     Capital
Inc.            Solutions, Inc.                      Contributions

ITEM 3 - ASSOCIATE TRANSACTIONS




Part I -- Transactions performed by reporting companies on behalf of associate companies

  Reporting      Associate
   Company        Company      Types of    Direct  Indirect   Cost     Total
  Rendering      Receiving     Services    Costs    Costs      Of      Amount
   Services      Services      Rendered   Charged  Charged   Capital   Billed

No services have been provided by the reporting company to associate companies to date.




Part II -- Transactions performed by associate companies on behalf of reporting companies

  Associate      Reporting
   Company        Company      Types of    Direct  Indirect   Cost     Total
  Rendering      Receiving     Services    Costs    Costs      Of      Amount
   Services      Services      Rendered   Charged  Charged   Capital   Billed

Allegheny      Allegheny     See attached  346,760 (26,569)     -     320,191
Power          Energy        Service
Service        Solutions,    Company
Corporation    Inc.          Agreement.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

  Total consolidated     September                                  line 1
  capitalization as of   30, 1997      $4,608,222,000


  Total capitalization multiplied by
  15%
  (line 1 multiplied by 0.15)             691,233,300               line 2

  Greater of $50 million or line 2                    $ 691,233,300 line 3

  Total current aggregate investment:
  (categorized by major line of
  energy-related business)
      Allegheny Energy Solutions,              5,321
      Inc.

             Total current aggregate                          5,321 line 4
             investment

  Difference between the greater of $50 million or
  15% of capitalization and the total
  aggregate investment of the registered holding
  company system
  (line 3 less line 4)                                 $691,227,979 line 5


Investments in gas-related companies:

        None


ITEM 5 - OTHER INVESTMENTS


   Major Line          Other       Other
   of Energy-        Investment  Investment   Reason for
    Related           in Last      in This    Difference in
    Business           U-9C-3      U-9C-3        Other
                       Report      Report      Investment

       None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


Allegheny Energy Solutions, Inc. Statement of Income for the quarter and year to date ended September 30, 1997


Allegheny Energy Solutions, Inc. Balance Sheet as of
September 30, 1997.

Copy of the Service Company Agreement between
Allegheny Power Service Corporation and Allegheny
Energy Solutions, Inc.

                          Signature


     Pursuant to the requirements of the Public Utilities
Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ALLEGHENY ENERGY, INC.

                              /s/  KENNETH M. JONES
                                   Kenneth M. Jones
                                   (Chief Accounting Officer)

November 28, 1997